Management's discussion and analysis

The Management's discussion and analysis (MD&A) section provides a review of the significant developments and issues that influenced Tembec Inc.'s financial performance during the fiscal year ended September 24, 2005 as compared to the fiscal year ended September 25, 2004. The MD&A should be read in conjunction with the audited consolidated financial statements for the fiscal year ended September 24, 2005. All references to quarterly or Company information relate to Tembec Inc.'s fiscal quarters. "EBITDA" refers to earnings before unusual items, interest, income taxes, depreciation and amortization and other non-operating expenses.

The MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in the Company's continuous disclosure filings.

Throughout the MD&A, "Tembec" or "Company" means Tembec Inc. and its consolidated subsidiaries and investments. "AV Cell" refers to the Company's 50% participation in AV Cell Inc. which operates a dissolving pulp mill located in Atholville, New Brunswick. "Marathon" refers to its 50% participation in Marathon Pulp Inc., which operates a northern bleached softwood kraft (NBSK) pulp mill in Marathon, Ontario. "Temlam" refers to the Company's 50% participation in Temlam Inc., which operate laminated veneer lumber (LVL) plants in Ville-Marie and Amos, Quebec, and wood I-beam manufacturing plants in Calgary, Alberta, Bolton, Ontario, and Blainville, Quebec. "Temrex" refers to the Company's 50% participation in Produits Forestiers Temrex Limited Partnership, which operates two sawmills in the Gaspe region of Quebec. These investments are accounted for by the proportionate consolidation method.

MICHEL J. DUMAS Executive Vice President, Finance and Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

Prior to fiscal 2005, Tembec's operations consisted of five reportable business segments: Forest Products, Pulp, Paper, Paperboard and Chemicals. Due to organizational and reporting changes, the Paper and Paperboard segments have been regrouped under Paper. Prior year comparable segment data has been restated to conform to the new segment reporting. On September 24, 2005, Tembec had approximately 10,000 employees and operated manufacturing facilities in New Brunswick, Quebec, Ontario, Manitoba, Alberta, British Columbia, the states of Louisiana and Ohio as well as in Southern France. Principal facilities are described in the Company's Annual Report and in the Annual Information Form (AIF).

On October 28, 2003, the Company acquired the assets of a spray-dried resin manufacturer located in Toledo, Ohio. The financial results have been fully consolidated in the Company's financial statements for the last 11 months of fiscal 2004 and all of fiscal 2005.

On November 3, 2003, the Company acquired the assets of two sawmills located in La Sarre and Senneterre, Quebec. The financial results have been fully consolidated in the Company's financial statements for the last 11 months of fiscal 2004 and all of fiscal 2005.

On December 15, 2003, the Company acquired the assets of a sawmill located in Chapleau, Ontario. The financial results have been fully consolidated in the Company's financial statements for the last 9 1/2 months of fiscal 2004 and all of fiscal 2005.

On August 4, 2004, the Company exercised its option to purchase the remaining 50% interest in Excel Forest Products, a sawmill located in Opasatika, Ontario. The initial 50% interest had been purchased in March 2001. As the Company had effective control, the financial results have been fully consolidated since March 2001. Earnings or losses attributable to minority shareholders were previously reflected in "minority interest". Since August 2004, this is no longer required.

Details of these transactions are outlined in the "Acquisitions and Investments" section of the MD&A.

Accounting changes

Effective September 2003, the Company applied the accounting treatment prescribed by EIC-128 of the Canadian Institute of Chartered Accountants (CICA) with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, the Company was applying hedge accounting and gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. As well, when derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates, which corresponded to the hedge relationship date. The previous rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004. As a result, the Company recognized a deferred gain of $223.4 million relating to derivative financial instruments that were outstanding at the beginning of fiscal 2004. The same amount was also recognized as an asset on the balance sheet.

Effective September 2003, the Company adopted the new recommendations of Section 3063 of the CICA with respect to the impairment of long-lived assets. These recommendations provide accounting guidance for the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. The work conducted in fiscal 2004 did not indicate impairment of long-lived assets. The work conducted at the end of fiscal 2005 indicated an impairment of $3.6 million relating to a specialty wood sawmill.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Effective September 2003, the Company adopted prospectively without restatement the new recommendations of Section 3870 of the CICA with respect to stock-based compensation plans. These recommendations require the use of a fair value based approach to accounting for stock-based compensation awards granted to employees. The Company has recorded an expense for stock-based compensation plans in fiscal 2004 and fiscal 2005 and has provided the required pro forma disclosures for issuances from September 30, 2001 to September 27, 2003 in note 13 of the audited consolidated financial statements.

Effective October 2003, the CICA introduced new recommendations under section 1100 for the application of Generally Accepted Accounting Principles (GAAP), which, among other things, provides guidance on alternate sources to consult when an issue is not specifically addressed by Canadian GAAP. Previously, the Company presented sales net of shipping, handling costs and lumber export duties. As a result of applying this new standard, effective September 28, 2003, the Company has removed references to gross and net sales.

Effective June 2004, the Company adopted the new recommendations of Section 3461 of the CICA with regards to employee future benefits. Section 3461 requires disclosure of additional information concerning defined benefit pension plans and other employee future benefit plans. The disclosure is included in notes 20 and 21 of the audited consolidated financial statements.

Effective September 2004, the Company adopted retroactively with restatement the new recommendations of Section 3110 of the CICA with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of Section 3110 were primarily related to landfill capping obligations. The adoption of Section 3110 reduced the prior year reported net earnings by $0.4 million.

Impact of accounting pronouncements on future reporting periods

As at the date of the MD&A, there were no anticipated accounting changes that would materially impact the financial reporting of future periods.

Critical accounting policies and estimates

Fixed asset depreciation

The Company records its fixed assets, primarily production buildings and equipment, at cost. Interest costs are capitalized for projects in excess of $1 million that have a duration in excess of one year. Investment tax credits or capital assistance received reduce the cost of the related assets. Fixed assets acquired as a result of a business acquisition are recorded at their estimated fair value. Depreciation of fixed assets is provided over their estimated useful lives, generally on a straight-line basis. Forest access roads are depreciated on the basis of harvested volumes and certain equipment is depreciated using the unit of production method. The estimated useful lives of fixed assets are based on judgement and the best currently available information. Changes in circumstances can result in the actual useful lives differing from our estimates. Revisions to the estimated useful lives of fixed assets constitute a change in accounting estimate and are dealt with prospectively by amending the amount of depreciation expense. There were no significant adjustments to depreciation rates in fiscal 2004 and 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS

As noted previously, the work conducted at the end of fiscal 2005 indicated an impairment of $3.6 million relating to a specialty wood sawmill. In addition, an amount of $37.5 million was included in unusual items relating to additional fixed asset depreciation resulting from the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana papermill.

Impairment of goodwill

Accounting standards require that goodwill no longer be amortized to earnings, but be periodically tested for impairment. The Company uses certain operating and financial assumptions to conduct its impairment test, principally those contained in its most recent multi-year operating plan. This ensures that assumptions are supported, where available, by relevant independent information. The fiscal 2005 impairment test did find impairment of goodwill in relation to the hardwood flooring and newsprint operations. The carrying value of goodwill was reduced by $25.6 million. The charge to income is included in unusual items.

Impairment of long-lived assets

According to recently implemented guidelines, the Company must now review the carrying value of long-lived assets when events or changes in circumstances indicate that the value may have been impaired and is not recoverable through future operations and cash flows. To estimate future cash flows, the Company uses operating and financial assumptions, primarily those contained in its most recent multi-year operating plan. This ensures that the assumptions are supported, where available, by relevant independent information. The work conducted in fiscal 2004 did not indicate impairment of long-lived assets. The work conducted in fiscal 2005 indicated an impairment of $3.6 million relating to a specialty wood sawmill. The charge to income is included in depreciation and amortization expense.

Employee future benefits

Tembec contributes to several defined benefit pension plans, primarily related to employees covered by collective bargaining agreements. The Company also provides post-retirement benefits to certain retirees, primarily health-care related. For post-retirement benefits, funding of disbursements is done on a "pay as you go" basis. The Company uses independent actuarial firms to quantify the amount of pension and post-retirement obligations. The Company, based on its own experience and recommendations from its actuarial firms, evaluates the underlying assumptions on an annual basis. Changes in estimates or assumptions can have a substantial impact on the amount of pension and post-retirement benefit expense, the carrying values on the balance sheet, and, in the case of defined benefit plans, the amount of plan surplus or deficit. As of June 30, 2005, ("the measurement date"), the fair value of defined benefit plan assets was $637.5 million, an amount equal to 70% of the estimated accrued benefit obligation of $911.7 million, generating a deficit of $274.2 million. The plan deficit was $138.8 million at the prior measurement date, June 30, 2004. The deficit increase of $135.4 million that occurred over the 12-month period was caused primarily by three items. The deficit was reduced by $16.9 million as plan assets generated returns that exceeded the interest cost on the accrued benefit obligation. The deficit was reduced by a further $18.0 million as employer contributions of $33.9 million, exceeding the current service cost of benefit accruals of $15.9 million. Finally and most significantly, an actuarial loss of $169.7 million increased the accrued benefit obligation at the measurement date.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This last item was caused primarily by the decrease from 6.38% to 4.98% of the weighted average discount rate applied to the accrued benefit obligation. The discount rate is tied to the rates applicable to high-quality corporate bonds (AA or higher) in effect as at the measurement date. Pension expense in fiscal 2005 was $27.7 million, as compared to $34.8 million in the prior year. Based on current assumptions, employer contributions and pension expense in fiscal 2006 are expected to be approximately $49.7 million and $35.6 million respectively. A description of the Company's defined benefit pension plans and assumptions used in the calculations are presented in note 20 of the audited consolidated financial statements.

With regard to other employee future benefit plans, the accrued benefit obligation at the measurement date was $75.4 million, an increase from $64.1 million in the prior year. The increase was also due to a decrease in the discount rate, from 6.30% to 4.99%. Employer contributions were $2.9 million as compared to $2.5 million in the prior year. The expense recognized for other employee benefit plans was $7.8 million, up from $7.4 million in the prior year. Based on current assumptions, the amount of employer contributions and the amount of expense to be recognized in fiscal 2006 are expected to be approximately $2.9 million and $7.3 million respectively. A description of the Company's other employee future benefit plans and assumptions used in the calculations are presented in note 21 of the audited consolidated financial statements.

Future income taxes

Future income tax is provided for using the asset and liability method and recognizes temporary differences between the tax values and the financial statement values of balance sheet items as well as certain carry-forward items. The Company only recognizes a future income tax asset to the extent that, in its opinion, it is more likely than not that the future income tax asset will be realized.

This opinion is based on estimates and assumptions as to the future financial performance of the various taxable legal entities in the various tax jurisdictions. The Company periodically reviews the carrying value of its future income tax assets. Additional details are provided in note 19 of the audited consolidated financial statements.

Use of non-GAAP financial measures

EBITDA is defined as earnings before unusual items, interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Company believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with GAAP. The Company also uses EBITDA internally to evaluate the financial and operating performance of its reportable business segments and individual business units.

The Company believes it is a useful indicator of the profitability of its business segments and individual business units. Because EBITDA may not be calculated identically by all companies, the presentation in the Company's financial statements may not be directly comparable to similarly titled measures used by other companies. A reconciliation of cash flow from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized in note 15 of the audited consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

FINANCIAL SUMMARY
$ millions, unless otherwise noted	2001	2002	2003	2004	2005

Sales	2,990.8	3,391.0	3,346.1	3,664.8	3,585.0
Freight and sales deductions	322.6	396.7	392.0	422.2	413.3
Lumber duties	10.8	17.5	81.2	111.4	89.4
Cost of sales	2,047.6	2,534.6	2,635.9	2,784.1	2,885.6
SG& A	136.3	166.7	162.2	178.6	171.6

EBITDA	473.5	275.5	74.8	168.5	25.1

Depreciation & amortization	202.9	227.5	230.2	234.7	243.7
Unusual items	–	23.8	18.4	46.6	254.5

Operating earnings (loss)	270.6	24.2	(173.8)	(112.8)	(473.1)

Interest, foreign exchange & other	157.0	210.2	118.0	(99.0)	11.1
Loss (gain) on translation of foreign debt	69.2	(3.7)	(263.9)	(93.5)	(124.8)

Pre-tax earnings (loss)	44.4	(182.3)	(27.9)	79.7	(359.4)
Income taxes (recovery)	16.4	(66.5)	(37.6)	42.3	(55.1)
Minority interests	(0.5)	0.4	(1.7)	0.4	–

Net earnings (loss)	28.5	(116.2)	11.4	37.0	(304.3)

Net earnings (loss) per share	0.35	(1.35)	0.13	0.43	(3.55)

Diluted earnings (loss) per share	0.34	(1.35)	0.13	0.43	(3.55)

Total assets (at end of year)	4,058.2	3,991.3	3,818.8	3,921.9	3,424.7

Total long-term debt(1) (at end of year)	1,881.8	1,927.0	1,727.6	1,617.4	1,515.7

(1) Includes current portion

MANAGEMENT'S DISCUSSION AND ANALYSIS

SALES

$ millions

					Volume
			Total	Price	& Mix
	2004	2005	Variance	Variance	Variance

Forest Products	1,422.8	1,353.5	(69.3)	(61.3)	(8.0)
Pulp	1,417.6	1,372.6	(45.0)	(83.3)	38.3
Paper	953.5	942.8	(10.7)	29.4	(40.1)
Chemicals & other	180.6	208.9	28.3	29.3	(1.0)

	3,974.5	3,877.8	(96.7)	(85.9)	(10.8)
Less: intersegment sales	(309.7)	(292.8)	16.9

Sales	3,664.8	3,585.0	(79.8)

Sales decreased by $79.8 million over the same period a year ago. The decrease occurred primarily in the Forest Products and Pulp segments. The Pulp segment price decrease was partially offset by higher volumes. The opposite occurred in Paper with lower volumes offsetting higher prices. Canadian $ selling prices were negatively impacted by the stronger Canadian $, which averaged US $0.817, an increase of 8% over US $0.754 in the prior year. In terms of geographical distribution the US remained the Company's principal market with 48% of sales in fiscal 2005, the same percentage as in the prior year. Canadian sales represented 20% of sales, also the same percentage as the prior year. Sales outside of the US and Canada represented the remaining 32% in fiscal 2005, the same as in the prior year.

Forest Products segment sales decreased by 5% because of lower prices of SPF lumber and OSB. The Pulp segment saw its sales decrease by 3%. Lower selling prices for pulp were only partially offset by higher shipments. Sales for the Paper segment decreased by 1%. Lower shipments of newsprint and specialty papers were partially offset by higher newsprint and coated paper prices.

MANAGEMENT'S DISCUSSION AND ANALYSIS

EBITDA

$ millions

					Cost &
			Total	Price	Volume
	2004	2005	Variance	Variance	Variance

Forest Products	129.7	55.0	(74.7)	(61.3)	(13.4)
Pulp	61.4	(24.7)	(86.1)	(83.3)	(2.8)
Paper	(29.8)	(13.1)	16.7	29.4	(12.7)
Chemicals & other	7.2	7.9	0.7	29.3	(28.6)

	168.5	25.1	(143.4)	(85.9)	(57.5)

The $143.4 million decrease in EBITDA was driven primarily by the lower profitability of the Forest Products and Pulp segments. All businesses were negatively impacted by higher manufacturing costs. Total EBITDA of $25.1 million represented a margin of 0.7% of sales as compared to a five-year average of 6%. Forest Products EBITDA declined by $74.7 million, primarily as a result of lower selling prices for SPF lumber and OSB. The EBITDA margin was 4.7% versus a five-year average of 5.2%. Pulp EBITDA declined by $86.1 million. While US $ reference prices increased, the 8% strengthening of the Canadian $ versus the US $ led to a $83.3 million negative price variance. The EBITDA margin was negative 1.9% as compared to a five-year positive average margin of 6.5%. Paper EBITDA increased by $16.7 million as a result of higher newsprint and coated paper prices which more than offset the increase in manufacturing costs. The EBITDA margin was negative 1.4% versus a five-year positive average margin of 5.9%. Chemical segment prices and costs increased by similar amounts and profitability remained relatively unchanged. This is to be expected for this segment as raw material prices are linked to selling prices.

A more detailed review of items having impacted sales and EBITDA of each business segment is outlined in a subsequent section of the MD&A. The following sections review the impact of non-EBITDA items on the financial performance of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

DEPRECIATION AND AMORTIZATION
$ millions	2004	2005

Fixed asset depreciation	226.6	234.0
Deferred development and other costs	8.1	6.1
Asset impairment	–	3.6

	234.7	243.7

During the September 2005 quarter, the Company recognized an impairment charge of $3.6 million relating to the Mattawa, Ontario specialty sawmill.

Unusual items

Fiscal 2004

During fiscal 2004, the Company recorded a non-cash charge of $36.8 million relating to the write-down of its investment in the Gaspésia Papers Limited Partnership. The charge was the result of a decision made by the partners to halt work on the modernization project and seek creditor protection. The charge included the write-down of the original investment of $35.0 million and a provision of $1.8 million for the non-recovery of expenses incurred as part of service agreements with Gaspésia Papers Limited Partnership. As the majority of the unusual charge was a capital loss, the after-tax impact was $36.2 million or $0.42 per share.

During fiscal 2004, the Company recorded a non-cash charge of $9.8 million relating to the write-down of a newsprint machine at the Kapuskasing, Ontario, paper mill. The machine has been idle since February 2004 and based on the relatively difficult market conditions it was deemed unlikely that the newsprint machine would be restarted. The charge includes the complete write-down of the machine's net book value and related spare parts. The after-tax impact of the unusual charge was $6.6 million or $0.08 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal 2005

During fiscal 2005, the Company recorded an unusual charge of $20.3 million relating to the restructuring of its Ontario sawmill operations. The amount included a non-cash charge of $15.5 million relating to the reduction of the carrying value of the Kirkland Lake and Opasatika sawmills. Employee severance and other closure costs amounting to $4.8 million were also recorded. The after-tax effect of the unusual charge was $14.2 million or $0.17 per share.

During fiscal 2005, the Company recorded an unusual charge of $136.1 million relating to the closure of several facilities. These included an SPF lumber sawmill in La Sarre, Quebec; a hardwood and pine sawmill in Davidson, Quebec; a hardwood sawmill in Temiscaming, Quebec; a lumber remanufacturing facility in Brantford, Ontario and the Saint-Raymond, Quebec papermill. The after-tax impact was $91.7 million or $1.07 per share.

The following table summarizes the impact by facility:
					$ millions

		Severance
	Reduction	& Other
	of Carrying	Closure	Total	Tax	Net
	Values	Costs	Pre-Tax	Recovery	After-tax

La Sarre sawmill	15.2	6.1	21.3	(7.2)	14.1
Davidson sawmill	5.7	4.0	9.7	(3.3)	6.4
Temiscaming sawmill	–	0.3	0.3	(0.1)	0.2
Brantford reman	3.2	0.9	4.1	(1.4)	2.7
Saint-Raymond papermill	90.6	10.1	100.7	(32.4)	68.3

	114.7	21.4	136.1	(44.4)	91.7

During fiscal 2005, as a result of the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana papermill, the Company recorded a non-cash charge of $37.5 million relating to the reduction of the carrying value of fixed assets and a charge of $2.3 million relating to the reduction of the carrying value of other related assets. Employee severance and other closure costs amounting to $5.2 million were also recorded. The restructuring of operations at St. Francisville is expected to improve profitability by approximately US $17 million per year, based on fiscal 2005 costs. Also during 2005, the Company recorded a non-cash charge of $30.0 million relating to the reduction of the carrying value of a dismantled pulp machine and a dismantled paper machine. The machines had been acquired to be possibly installed at the Company's existing facilities. However, the relatively poor markets of the last several years combined with the Company's requirement to limit CAPEX has led to uncertainty regarding the ultimate disposition of this equipment. Finally, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to its hardwood flooring and its newsprint businesses. As a result, a goodwill impairment charge of $1.5 million and $21.6 million respectively was recorded. The after-tax effect of these charges was $87.5 million or $1.02 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table summarizes the impact of each item:
					$ millions

		Severance
	Reduction	& Other
	of Carrying	Closure	Total	Tax	Net
	Values	Costs	Pre-Tax	Recovery	After-tax

St. Francisville papermill	39.8	5.2	45.0	–	45.0
Dismantled machines	30.0	–	30.0	(10.2)	19.8
Goodwill impairment	23.1	–	23.1	(0.4)	22.7

	92.9	5.2	98.1	(10.6)	87.5

At the end of fiscal 2005, the Company had disbursed $12.6 million in relation to severance and other closure costs. A balance of $18.8 million remains and is expected to be disbursed in the next fiscal year. Additional details are shown in note 18 of the audited consolidated financial statements.

INTEREST, FOREIGN EXCHANGE AND OTHER
$ millions
	2004	2005

Interest on indebtedness	137.1	130.0
Amortization of deferred gain on foreign exchange contracts	(149.3)	(117.9)
Derivative financial instruments gain	(84.6)	(30.3)
Investment income	(22.7)	(0.7)
Other foreign exchange items	16.6	17.1
Loss on consolidation of foreign integrated subsidiaries	2.0	6.0
Other items	1.9	6.9

	(99.0)	11.1

Interest on indebtedness declined by $7.1 million primarily as a result of the stronger Canadian $. Approximately 94% of the Company's term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on indebtedness is a change in the relative value of the Canadian $ versus the US $.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The previous rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the years ended September 2004 and 2005:
			$ millions

	Opening		Ending
	Balance	Amortization	Balance

Year ended September 2004	305.6	(149.3)	156.3

Year ended September 2005	156.3	(117.9)	38.4

The remaining deferred gain will be amortized in quarterly amounts as per the following:
Quarter Ending	$ millions

December 2005	20.5
March 2006	17.8
Thereafter	0.1

38.4

Since the beginning of fiscal 2004, the Company has shown the market value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

The following tables summarize the change in the market value of derivative financial instruments during fiscal 2004 and fiscal 2005:
				$ millions

			Disburse-
	Opening	Gain	ments	Ending
Year ended September 2004	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign exchange contracts	223.4	86.5	(205.0)	104.9
Market value of commodity related derivative financial instruments	–	(1.9)	11.3	9.4

	223.4	84.6	(193.7)	114.3

				$ millions

			Disburse-
	Opening	Gain	ments	Ending
Year ended September 2005	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign exchange contracts	104.9	22.7	(127.4)	0.2
Market value of commodity related derivative financial instruments	9.4	7.6	(11.3)	5.7

	114.3	30.3	(138.7)	5.9

MANAGEMENT'S DISCUSSION AND ANALYSIS

During fiscal 2005, the Company recorded a gain of $22.7 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.784 to US $0.854. In the prior year, the Canadian $ had increased from US $0.739 to US $0.784 and the Company had recorded a gain of $86.5 million. The Company received proceeds of $127.4 million relating to foreign exchange contracts during fiscal 2005 as compared to $205.0 million in the comparable period a year ago. In the prior year, the Company had disposed of a substantial portion of its US $ currency contracts to fund the acquisition of three sawmills.

As of September 24, 2005, the Company held lumber futures equal to approximately 0.5% of its annual SPF lumber capacity, down from 7% at the end of the prior year. The fair value of these instruments was nil as compared to $5.8 million at the end of fiscal 2004. The Company had natural gas hedges covering approximately 7% of its anticipated requirements for the next year. This compared to the end of the prior year when the Company had natural gas hedges covering approximately 25% of its anticipated requirements for the next two years. The fair value of these instruments was $5.7 million at the end of 2005 as compared to $3.2 million at the end of 2004. Finally, the Company held hedges relating to purchased old newspapers (ONP) representing approximately 3% of its annual recycled fibre purchases, with a fair market value of nil. At the end of the prior year, the Company held hedges relating to ONP representing approximately 21% of its annual recycled fibre purchases, with a fair value of $0.4 million.

During fiscal 2004, the Company realized a gain of $22.7 million on the sale of shares of a Canadian publicly traded company, Slocan Forest Products. The shares had been acquired in 2002 and subsequently appreciated in value as the result of Slocan's acquisition by a third party.

Gain on translation of foreign debt

During fiscal 2005, the Company recorded a gain of $124.8 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.784 to US $0.854. In the prior fiscal year, the Canadian $ had increased from US $0.739 to US $0.784 and the Company had recorded a gain of $93.5 million. The after-tax impact of the gain on translation of foreign denominated debt was $104.2 million or $1.22 per share as compared to the prior year after-tax gain of $78.4 million or $0.91 per share.

Income taxes

In fiscal 2004, the Company recorded an income tax provision of $42.3 million on pre-tax earnings of $79.7 million. The income tax provision was $14.8 million higher than the projected provision of $27.5 million based on the Company's combined Canadian federal and provincial income tax rate of 34.5%. Favorable items reduced this provision by $31.2 million. These included $16.1 million relating to the non-taxable portion of the exchange gain on US $ denominated debt, which currently receives capital gains treatment in Canada and is taxed at 50% of regular business income. Lower corporate income tax rates in the Company's non-Canadian operations decreased the provision by $14.2 million. Finally, the Company benefited by $0.9 million from the manufacturing and processing deduction on its Canadian operations. This tax benefit was phased out by Canadian tax authorities and no longer existed in 2005. However, the loss of this benefit was offset by lower effective tax rates. The above favorable items were more than offset by several items which increased the income tax provision by $46.0 million. The non-recognition of period losses in certain operations increased the provision by $ 28.9 million. The provision was increased by $6.0 million to reflect higher income tax rates in the province of Ontario. The Canadian large corporations tax added a further $5.5 million. Finally, the non-deductible loss on consolidation of foreign subsidiaries and non-deductible expenses increased the provision by $ 3.2 million and $2.4 million respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In fiscal 2005, the Company recorded an income tax recovery of $55.1 million on a pre-tax loss of $359.4 million. The income tax recovery was $64.6 million, lower than the projected recovery of $119.7 million based on the Company's combined Canadian federal and provincial income tax rate of 33.3%. There was a favourable item which increased the recovery by $19.5 million relating to the non-taxable portion of the exchange on US $ denominated debt, which currently receives capital gains treatment in Canada and is taxed at 50% of regular business income. Lower corporate income tax rates in the Company's non-Canadian operations increased the recovery by $9.1 million. The above favourable items were more than offset by several items which reduced the income tax recovery by $93.2 million. The non-recognition of period losses, primarily related to our US operations in St. Francisville, Louisiana, reduced the recovery by $32.9 million. As well, the reduction in carrying value of a previously recognized income tax asset relating to the St. Francisville operations further reduced the income tax recovery by $32.2 million. Non-deductible expenses, primarily related to goodwill impairment, decreased the recovery by $21.0 million. The non-deductible loss on consolidation of foreign subsidiaries decreased the recovery by $4.1 million. Finally, the Canadian large corporation tax reduced the recovery by $3.0 million.

Details regarding the Company's tax position are outlined in note 19 of the audited consolidated financial statements.

Net earnings (loss)

The Company generated a net loss of $304.3 million or $3.55 per share compared to net earnings of $37.0 million or $0.43 per share in the prior year. As noted previously, the Company's financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings (loss) as determined by Canadian GAAP.
	Year ended		Year ended
	September 2004		September 2005
	$ millions	$ per share	$ millions	$ per share

Net earnings (loss) as reported – in accordance with GAAP	37.0	0.43	(304.3)	(3.55)
Specific items (after-tax):
Gain on translation of foreign debt	(78.4)	(0.91)	(104.2)	(1.22)
Derivative financial instruments gain	(57.1)	(0.67)	(20.4)	(0.24)
Amortization of deferred gain on foreign exchange contracts	(100.8)	(1.17)	(79.6)	(0.93)
Asset impairment	–	–	2.4	0.03
Unusual items	42.8	0.50	193.4	2.26

Net loss excluding specific items – not in accordance with GAAP	(156.5)	(1.82)	(312.7)	(3.65)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOREST PRODUCTS

$ millions
	2001	2002	2003	2004	2005

Total sales	951.1	1,139.3	1,082.5	1,422.8	1,353.5
Consolidated sales	795.3	966.5	909.0	1,209.6	1,158.0
Lumber duties	10.8	17.5	81.2	111.4	89.4
EBITDA	46.2	70.8	(37.5)	129.7	55.0
EBITDA margin on consolidated sales	5.8%	7.3%	(4.1)%	10.7%	4.7%

Identifiable assets (excluding cash)	735.3	752.4	717.2	846.5	813.8

The Forest Products segment is divided into two main areas of activity: forest resource management and manufacturing operations.

Forest Resource Management is responsible for managing all of the Company's Canadian forestry operations. This includes the harvesting of timber, either directly or by contractual agreements, and all silviculture and regeneration work required to ensure a sustainable supply for all of the manufacturing units. The group is also responsible for third party timber purchases, which are needed to supplement total requirements. The group's main objective is the optimization of the flow of timber into various manufacturing units. As the Company's forest activity in Canada is conducted primarily on Crown lands, the Forest Resource Management group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations and that stumpage charged by the provinces is reasonable and reflects the fair value of the timber being harvested. During fiscal 2005, the Company's operations harvested and delivered 8.0 million cubic meters of timber versus 7.6 million cubic meters in 2004. Additional supply of approximately 1.3 million cubic meters was secured mainly through purchases and exchanges with third parties, down from 1.6 million cubic meters in the prior year.

The Forest Products Group includes operations located in Quebec, Ontario, Alberta, British Columbia and France. The group also has a minority ownership position in a Chilean pine sawmill. As equity accounting is used for this operation, its sales, margins and volumes are not included in the Company's consolidated results. The group focuses on three main product areas: SPF Lumber and Panels, Specialty Wood and Engineered Wood. The SPF Lumber and Panels operations can produce approximately 1.7 billion board feet of lumber and 1.7 million square feet (1/16" basis) of OSB per year. The Specialty Wood operations annually produce 171 million board feet of pine lumber, hardwood lumber and hardwood flooring. The Engineered Wood operations produce laminated veneer lumber (LVL), finger joint lumber, wood I-Beams, rim joists, metal plates and webs. The normal annual capacities of the Forest Products Group's manufacturing sites are outlined in the Company's Annual Report and Annual Information Form.

The segment is dominated by SPF lumber, which represented 68% of building material sales in fiscal 2005, as compared to 65% in the prior year. The average selling price of SPF lumber was $22 per mfbm (thousand foot board measure) lower than in the prior year. Average OSB selling prices decreased by $21 per msf (thousand square feet), 28% lower than in the prior year. The lower prices were the result of lower US $ reference prices for random length lumber and a Canadian $ that averaged 8% higher versus the US $. Specialty Wood and Engineered Wood prices and revenues were also negatively impacted by the stronger Canadian $. Overall, Specialty Wood represented 15% of building material sales in fiscal 2005, down from 16% in fiscal 2004. Engineered Wood sales in the year were at 8%, up from 7% in the prior year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition to the above, the Forest Products Group produced and shipped approximately 2.0 million tonnes of wood chips in fiscal 2005, 85% of which were directed to the Company's pulp and paper operations. In 2004, the group produced 2.3 million tonnes and shipped 79% of this volume to the pulp and paper mills. The internal transfer price of wood chips is based on current and expected market transaction prices.

Total sales for this segment reached $1,353.5 million, a decrease of $69.3 million over the prior year. Lower selling prices for SPF lumber and OSB accounted for most of the decline in sales. Overall, the Forest Products segment generated 32% of Company consolidated sales, down from 33% in the prior year. The group's main market is North America, which represented 94% of consolidated sales in fiscal 2005, as compared to 95% in the prior year.
	Sales		Shipments		Selling Prices
	($ millions)		(000 units)		($ / unit)
	2004	2005	2004	2005	2004	2005

SPF LUMBER & PANELS
SPF Lumber (mfbm) (1) (2)	703.0	681.1	1,443.6	1,464.0	487	465
OSB (msf – 1/16")	109.6	80.0	1,452.5	1,487.8	75	54
Remanufactured Lumber (mfbm)	17.4	14.7	37.7	36.6	462	402

	830.0	775.8

SPECIALTY WOOD
Pine and Hardwood (mfbm)	90.8	85.8	108.5	107.3	837	800
Hardwood Flooring (mfbm)	80.6	67.8	17.8	15.3	4,528	4,431

	171.4	153.6

ENGINEERED WOOD
LVL (cubic feet)	15.6	16.8	658.8	633.8	24	27
Eng. Finger Joint Lumber (mfbm)	9.1	2.2	15.2	4.9	599	449
Wood I-Beams and Rim Joists (linear ft)	39.9	49.7	27,239	31,274	1.46	1.59
Metal Plates & Webs ('000 lbs)	10.0	9.9	9,795	10,062	1.02	0.98

	74.6	78.6

TOTAL BUILDING MATERIALS	1,076.0	1,008.0

Wood chip & other sales	346.8	345.5

TOTAL SALES	1,422.8	1,353.5

Internal wood chip & other sales	(213.2)	(195.5)

CONSOLIDATED SALES	1,209.6	1,158.0

(1) Includes La Sarre and Senneterre for the last 11 months of fiscal 2004 and all of fiscal 2005.
(2) Includes Chapleau for the last 9 1/2 months of fiscal 2004 and all of fiscal 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Markets

The benchmark random length Western SPF lumber net price averaged US $348 per mfbm in 2005, a decrease from US $376 per mfbm in 2004. In the East, the random length Eastern SPF average lumber price (delivered Great Lakes) decreased from US $448 per mfbm to US $422 per mfbm in 2005. The Company considers these to be relatively high levels, approximately US $30 to US $40 above normal trendline prices for random lumber. The reference price for stud lumber did increase, with the Eastern average lumber price (delivered Great Lakes) up from US $395 per mfbm to US $421 per mfbm, a level approximately US $30 to US $40 per mfbm above trendline prices. This relatively good pricing correlated with a favourable interest rate environment and strong lumber demand as evidenced by US annual housing starts in excess of 2.0 million units.

It has now been approximately 4 1/2 years since the five-year Canada/US Softwood Lumber Agreement (SLA) expired on April 1, 2001. On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on softwood lumber to the US were filed with the US Department of Commerce (USDOC) and the US International Trade Commission (USITC) by certain US industry and trade groups. In August 2001, the USDOC made a preliminary countervailing duty determination, imposing a bonding rate of 19.31% on Canadian softwood lumber shipped to the US after August 16, 2001.

The preliminary countervailing duty continued in fiscal 2002 as the Company accrued $11.0 million on lumber shipments to the US from September 30 to December 15, 2001. Preliminary countervailing duty effectively expired on the latter date. In addition, on October 31, 2001, the USDOC made a preliminary antidumping determination imposing a bonding requirement at the rate of 10.76% on the Company's shipments of Canadian softwood lumber to the US.

The aforementioned average rate was assigned specifically to the Company based on the USDOC review of our actual historical shipments to the US. During the first half of fiscal 2002, the Company accrued a total of $9.7 million relating to shipments to the US between November 6, 2001 and March 30, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS

On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury, to the US lumber industry, effectively removing the requirement to remit the $21.8 million of accrued preliminary countervailing duty and the $9.7 million of accrued preliminary antidumping duty. The finding of threat of injury by USITC resulted in the USDOC issuing an order to collect cash deposits of estimated countervailing and antidumping duties on a going forward basis. Effective May 22, 2002, the Company's softwood lumber exports to the US were subject to a countervailing duty cash deposit rate of 18.79% and an antidumping cash deposit rate of 10.21%. During fiscal 2003, the Company incurred a charge of $49.7 million relating to countervailing duty and a charge of $31.5 million for antidumping duty for lumber shipped to the US. During fiscal 2004, the Company incurred a charge of $68.3 million relating to countervailing duty and a charge of $43.1 million for antidumping duty. On December 20, 2004, the USDOC reduced the countervailing duty deposit rate to 17.18% and increased the antidumping rate to 10.59%. On February 17, 2005, the countervailing duty rate was further corrected to 16.37% and the antidumping rate to 9.1%. During fiscal 2005, the Company incurred a charge of $57.0 million relating to countervailing duty and a charge of $32.4 million for antidumping duty. The Company continues to remit cash deposits to cover the applicable estimated duties based on the revised February 17, 2005 rates.

Overall, the net impact of duties in fiscal 2005 was a charge of $89.4 million, down from $111.4 million in the prior year. Lower prices combined with the lower rates for the last three quarters of fiscal 2005 generated the decrease. To the end of September 2005, the Company had expensed a total of $310.3 million in duties since May 22, 2002. The following table summarizes duty expensed and remitted over that period. Additional details are outlined in note 14 of the audited consolidated financial statements.
			$ millions

	Duties	Duties	Duties
	Expensed	remitted	remitted
	C $	C $	US $

Fiscal 2002	28.3	25.2	15.7
Fiscal 2003	81.2	73.8	50.8
Fiscal 2004	111.4	106.3	80.9
Fiscal 2005	89.4	91.4	73.2

	310.3	296.7	220.6

Operations

While the volume of SPF lumber sold in fiscal 2005 was similar to the shipments of the prior year, there were significant changes to the Company's Eastern Canadian SPF operations. In response to lower allowable harvesting levels of timber on Crown lands, the Company permanently idled three stud lumber sawmills: Kirkland Lake, Ontario; Opasatika, Ontario; and La Sarre, Quebec. The net impact is estimated to be a reduction of production capacity of approximately 100 million fbm. However, the remaining Eastern Canadian sawmills will be approximately 21% larger, in terms of normal production capacity. While the restructuring will yield benefits in future periods, the Company did incur transition costs associated with the shutdown. As well, higher fuel prices led to increased costs for delivered timber. Overall, timber costs increased by $23.6 million and sawmill processing costs increased by $8.7 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overall, lower selling prices for SPF lumber and OSB were the primary cause of the EBITDA decrease of $74.7 million. The EBITDA margin was 4.7%, compared to a five-year average of 5.2%. In fiscal 2005, the Forest Products segment generated more EBITDA than the consolidated EBITDA of the entire Company, as the Pulp and Paper segments generated negative EBITDA. In fiscal 2004, the segment generated 77% of consolidated EBITDA.

PULP

$ millions
	2001	2002	2003	2004	2005

Total sales	1,276.3	1,301.7	1,380.4	1,417.6	1,372.6
Consolidated sales	1,202.9	1,228.2	1,290.6	1,334.3	1,290.1
EBITDA	209.8	96.4	72.7	61.4	(24.7)
EBITDA margin on consolidated sales	17.4%	7.8%	5.6%	4.6%	(1.9)%

Identifiable assets (excluding cash)	1,599.8	1,600.7	1,490.1	1,522.7	1,490.1

The Pulp Group consists of eleven market pulp manufacturing facilities operating at ten sites. The facilities are divided into two main types. Paper pulp mills produce softwood kraft, hardwood kraft and high-yield pulps. Specialty pulp mills produce specialty cellulose, fluff and dissolving pulps. Nine of the pulp mills are wholly owned and the Company has a 50% joint venture position in the Marathon, Ontario, softwood kraft pulp mill and in the Atholville, New Brunswick dissolving pulp mill. All of the Company's financial and statistical data include only its 50% proportionate share of these two mills. The Company does however have responsibility for marketing the entire output of the two joint ventures. The Company's partner in the AV Cell joint venture is the Aditya Birla Group of India, which effectively purchases the entire output of the mill at market prices. The paper pulp mills can produce approximately 1,860,000 tonnes per year after adjusting for proportionate joint ventures. The specialty pulp mills can produce approximately 380,000 tonnes per year. The annual capacities of the pulp manufacturing sites are outlined in the Company's Annual Report and Annual Information Form.

Total sales for the Pulp Group reached $1,372.6 million, a decrease of $45.0 million from the all-time high of the prior year. While the segment benefited from higher US $ reference prices and shipments, it was not sufficient to offset the impact of a stronger Canadian $, which averaged 8% higher versus the US $. The group benefited from higher softwood paper pulp selling prices and set a new record for shipments. The Company sold an additional 59,100 tonnes of pulp in fiscal 2005, up 3% from the prior year. After eliminating internal sales, the Pulp Group generated 36% of consolidated sales, the same percentage as in the prior year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Markets

The Pulp segment is more "global" than the other business groups within Tembec. In 2005, 80% of consolidated sales were generated outside of Canada and the US, unchanged from the prior year. The Company markets its pulp on a world-wide basis, primarily through its own sales force. The Pulp Group maintains sales or representative offices in Toronto, Canada, Signy/Nyon, Switzerland, San Sebastian, Spain, Beijing, China. The Company's sales force also markets pulp and paperboard produced by third parties. In fiscal 2005, agency pulp sales totalled 4,400 tonnes compared to 12,100 tonnes in 2004.

Year over year, average selling prices of pulp decreased by $41 per tonne. In fiscal 2004, the benchmark NBSK pulp price (delivered US) increased from US $550 per tonne to US $610 per tonne, and averaged US $626 per tonne. In fiscal 2005, price increases for NBSK continued during the first half of the year, eventually reaching US $645 by March 2005, before falling back to US $585 by September 2005. The average selling price for the year was US $644 per tonne, an increase of US $18 per tonne over the prior year. In last year's MD&A, we had expressed a view that prices would increase in 2005.

Although our view on US $ prices turned out to be relatively accurate, we had not anticipated the impact of the declining US $, as the Canadian $ averaged 8% higher and mitigated much of the positive impact of the higher pulp prices. The only positive area was Specialty Pulps, where a reasonably good market resulted in price increases that effectively outpaced the stronger Canadian $. Average selling prices increased by $16 per tonne.

Although the Company did attain record shipments in fiscal 2005, the market weakness experienced in the months of August and September 2005 led to increased inventories of 16,500 tonnes over the prior year. The Company views this as a temporary correction and expects to reduce its inventories in fiscal 2006.

	Sales		Shipments		Selling Prices
	($ millions)		(000 tonnes)		($ / tonne)
	2004	2005	2004	2005	2004	2005

PAPER PULPS
Softwood kraft	508.6	495.4	702.2	749.7	724	661
Hardwood kraft	184.0	173.4	292.0	286.3	630	606
Hardwood high-yield	391.0	372.9	658.0	683.5	594	546
SPECIALTY PULPS	309.9	308.0	344.8	336.6	899	915

TOTAL PULP SALES	1,393.5	1,349.7	1,997.0	2,056.1

Other sales	24.1	22.9

TOTAL SALES	1,417.6	1,372.6

Internal sales	(83.3)	(82.5)	(100.7)	(103.4)

CONSOLIDATED SALES	1,334.3	1,290.1	1,896.3	1,952.7

MANAGEMENT'S DISCUSSION AND ANALYSIS

Operations

While total shipments in fiscal 2005 increased by 59,100 tonnes over the prior year, establishing a new record, the total amount of pulp produced declined by 17,900 tonnes. During 2004, the Pulp Group took 73,900 tonnes of total downtime, including 23,100 tonnes lost due to the flooding of the Tarascon pulp mill located next to the Rhone River in Southern France. This compares to 101,600 tonnes of downtime taken in fiscal 2005, which included 46,800 tonnes of market related downtime, primarily in high-yield pulp. There had been no market related downtime in fiscal 2004.

Despite the increased production curtailments, year over year manufacturing costs remained relatively unchanged with higher chemical, energy, freight and supply costs offset by lower labour costs and a more favourable exchange rate on the French pulp mills' Euro costs.

As noted previously, the Company remains mindful of allowing its inventories to increase beyond normal levels. Total consolidated pulp inventories at September 24, 2005, represented approximately 42 days of production. This was higher than in 2004 when we ended the year with 40 days of production in inventory. The Company considers 40 days to be a maximum level.

Total 2005 shipments of 2,056,100 tonnes include 56,500 tonnes of high-yield pulp and 34,900 tonnes of softwood kraft pulp consumed by the Company's paperboard operations as compared to 55,700 tonnes and 32,500 tonnes respectively in the prior year. As well, 12,000 tonnes of pulp were consumed internally by various other pulp and paper operations, as compared to 12,500 tonnes in 2004. In all, internal pulp consumption represented approximately 5% of total shipments, unchanged from the prior year.

The eight North American pulp mills purchased approximately 2.3 million bone dry tonnes of wood chips in fiscal 2005, compared to 2.6 million tonnes in the prior year. Of this amount, approximately 49% were supplied by the Forest Products Group, the same percentage as in the prior year. The remaining requirements were purchased from third parties under contracts and agreements of various duration. The three pulp mills located in Southern France purchased 1.4 million bone dry tonnes of wood chips in fiscal 2005, unchanged from the prior year. The fibre is mainly sourced from many private landowners.

Overall, improved US $ reference pricing was not able to offset the stronger Canadian $ and margins dropped from 4.6% to negative 1.9%. This compares with a five-year positive average margin of 6.5%. As margins were negative, the Pulp Group did not contribute to total Company EBITDA in fiscal 2005. The Pulp Group EBITDA represented 37% of total Company EBITDA in 2004.

PAPER

$ millions
	2001	2002	2003	2004	2005

Consolidated sales	894.9	1,077.8	1,010.3	953.5	942.8
EBITDA	206.7	93.6	31.4	(29.8)	(13.1)
EBITDA margin	23.1%	8.7%	3.1%	(3.1)%	(1.4)%

Identifiable assets (excluding cash)	1,304.6	1,272.6	1,240.0	1,168.6	913.7

MANAGEMENT'S DISCUSSION AND ANALYSIS

Prior to fiscal 2005, the Paper and Paperboard operations were divided into two reportable segments. Due to organizational and reporting changes, these operations have been regrouped under the Paper segment. Prior year comparable segment data has been restated to conform to the new segment reporting.

The Paper segment includes five paper manufacturing facilities with a total of 13 paper machines. The mills located in Kapuskasing, Ontario, and Pine Falls, Manitoba, produce newsprint. The facility located in Temiscaming, Quebec, produces multi-ply bleached coated paperboard. The paperboard mill is partially integrated with the high-yield pulp mill and also consumes pulp manufactured by the Company at other sites. The facility located in Saint-Raymond, Quebec, produced specialty papers and was permanently shut down in May 2005. The St. Francisville, Louisiana, mill produces coated and specialty papers. The total capacity of the Paper Group is 1,140,000 tonnes. The annual capacities of the paper manufacturing sites are outlined in the Company's Annual Report and Annual Information Form.

The $10.7 million decline in sales resulted, primarily from lower shipments of newsprint and specialty papers, partially offset by higher newsprint and coated paper prices. In February 2004, the Company idled paper machine (PM) No.1 (70,000 tonnes of annual capacity) at the Kapuskasing, Ontario, newsprint mill as a result of weak demand for newsprint. PM No.1 produced approximately 25,000 tonnes in fiscal 2004 compared to no production in fiscal 2005. The decline in specialty paper shipments relates primarily to the permanent closure of the Saint-Raymond, Quebec, papermill (68,000 tonnes of annual capacity) which occurred in May 2005. The mill produced 57,100 tonnes in fiscal 2004 compared to 36,600 tonnes in fiscal 2005. In last year's MD&A, we had commented on an initiative to convert the Saint-Raymond mill's production to 100% specialty papers from a combination of coated and specialty papers. This initiative was not successful, primarily as a result of lower demand and prices for the targeted specialty grade, and the mill was closed. The costs of closure was reviewed earlier in the MD&A under "Unusual Items". Overall, the Paper Group generated 26% of consolidated sales in fiscal 2005, unchanged from the prior year.

Markets

The focus of the Paper business is North America, which accounted for 98% of sales in 2005, compared to 96% in 2004. The US alone accounted for 87% of sales. In fiscal 2004, the benchmark price for newsprint (48.8 gram - East Coast) increased from US $500 per tonne to US $550 per tonne, and averaged US $530 per tonne. In fiscal 2005, the price increases continued ending the year at US $615 per tonne. The average selling price for the year was US $585 per tonne, an increase of US $55 per tonne over the prior year. After giving effect to the stronger Canadian $, the Company's average selling price for newsprint increased by $15 per tonne.

The anticipated recovery in pricing of coated papers finally occurred in fiscal 2005. In the prior year, the benchmark price for coated papers (No. 5-40 lbs) increased from US $695 per short ton to US $740 per short ton and averaged US $706 per short ton. In fiscal 2005, the price increases continued, ending the year at US $880 per short ton. The average selling price for the year was US $821 per short ton, an increase of US $115 per short ton over the prior year. This increase was partially offset by the stronger Canadian $ and effective prices increased by $93 per short ton or $102 per tonne.

The benchmark for coated bleached boxboard (15 point) averaged US $937 per short ton in fiscal 2005, a US $78 per short ton increase over the prior year. Here again, the improved US $ reference prices were not enough to offset the stronger Canadian $ and lower prices reduced sales by $18 per tonne. The reduction was partially offset by a higher percentage of more expensive sheeted board which reached 35% of paperboard sales in fiscal 2005, compared to 31% in the prior year. The net result was that averaged coated paperboard prices declined by $3 per tonne.

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Total sales		Shipments		Selling Price
	($ millions)		(000 tonnes)		($ / tonne)
	2004	2005	2004	2005	2004	2005

Newsprint	352.1	335.3	525.7	489.2	670	685
Coated papers	277.0	291.4	275.3	262.9	1,006	1,108
Coated paperboard	165.1	176.8	139.0	149.1	1,188	1,185
Specialty papers	159.3	137.2	158.4	136.0	1,006	1,009

TOTAL PAPER SALES	953.5	940.7	1,098.4	1,037.2

Other sales	–	2.1

CONSOLIDATED SALES	953.5	942.8

Although the above table shows all shipments in "metric" tonnes, coated papers and certain specialty papers are sold primarily in short tons.

Operations

In addition to the previously noted production curtailments at Kapuskasing and Saint-Raymond, the Paper Group also undertook approximately 30,000 tonnes of market related downtime in fiscal 2005, compared to only 1,000 tonnes in the prior year. Weak demand in newsprint and coated paperboard accounted for the bulk of the increased market downtime. Total cash costs at the four Canadian mills increased by $10.8 million, primarily as a result of higher cost for chemicals, energy and freight. Higher fibre, chemical and energy costs also negatively impacted the St. Francisville, Louisiana papermill, but were largely offset by a more favourable exchange rate. The offset was due to the relative increase in the value of the Canadian $ versus the US $. The St. Francisville facility is the Paper Group's largest operation and provides a significant natural hedge against the negative impact of a weaker US $. In fiscal 2005, the St. Francisville mill cash cost of manufacturing, including SG&A, represented approximately 43% of the group's total costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Paper Group's mills are large users of virgin fibre, primarily in the form of wood chips. During fiscal 2005, the operations purchased 1.0 million bone dry tonnes of virgin fibre, of which approximately 36% was internally sourced, unchanged from the prior year. The operations in Kapuskasing and Pine Falls both produce newsprint that contains recycled fibre. In 2005, these two facilities consumed 92,800 tonnes of wastepaper, down from 103,500 tonnes in 2004.

Overall, fiscal 2005 was another difficult year. Improving US $ prices were largely negated by a stronger Canadian $. Although the US $ cost base of the St. Francisville mill provided a partial currency offset, the group's EBITDA margin remained negative 1.4% versus a five-year positive average of 5.9%. The Paper segment reduced total consolidated EBITDA in fiscal 2005 and fiscal 2004.

CHEMICALS

$ millions
	2001	2002	2003	2004	2005

Consolidated sales	97.6	118.0	133.5	167.3	194.1
EBITDA	10.6	14.9	8.4	7.7	8.2
EBITDA margin	10.9%	12.6%	6.3%	4.6%	4.2%

Identifiable assets (excluding cash)	68.7	68.5	69.9	77.3	79.8

The Chemical segment operates in three main areas of activity: resins, lignin and alcohol.

The Resin Division produces powder and liquid phenolic resins at three operating sites in Quebec: Temiscaming; Longueuil and Trois-Pistoles. In October 2003, the Company acquired a fourth manufacturing operation located in Toledo, Ohio, which manufactures powder and liquid amino-based resins as well as melamine. The Longueuil operation also produces formaldehyde, both for internal resin production and external sales. In addition to its manufactured products the Resin Division also markets third-party resin binders to complement its customer offering. Sales of third party products totalled $58.1 million in fiscal 2005, compared to $50.9 million in the prior year.

The Lignin and Alcohol Divisions use waste sulphite liquor produced by the specialty pulp mills located in Temiscaming, Quebec, and Tartas, France. Lignin products are sold in liquid form and are also converted into powder by utilizing the two spray dryers. As well, the group operates an ethyl alcohol plant located in Temiscaming, Quebec. The Lignin and Alcohol Divisions effectively convert pulp mill waste into value-added products.

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Total Sales		Shipments		Selling Price
	($ millions)		(000 units)		($ per unit)
	2004	2005	2004	2005	2004	2005

Resin and related products (tonnes)(1)	130.0	160.1	111.5	113.8	1166	1,407
Lignin (tonnes)	38.5	35.3	175.0	171.1	220	206
Alcohol (000 litres)	6.2	7.7	9.7	12.3	639	626

Total sales	174.7	203.1

Internal sales	(7.4)	(9.0)

Consolidated sales	167.3	194.1

(1) Includes 100% of BTLSR for the last 11 months of fiscal 2004 and all of fiscal 2005.

Markets

Chemical products are sold primarily in North America with sales representing 86% of the total consolidated sales in 2005, compared to 82% in 2004. Resin products, which accounted for 79% of chemical sales, are designed for the OSB industry and other specialty applications. Lignin is sold as a binder and surfactant for industrial markets such as animal feed, concrete admixture and carbon black. Ethyl alcohol is sold into the Canadian vinegar and cosmetics markets. Chemical Group sales represented 5% of consolidated sales in 2005, unchanged from the prior year.

The increase in sales of $26.8 million is due primarily to higher prices for resins and related products. The increase in the selling price of resins is due to a higher average value for the mix of products sold as well as higher individual product prices. Despite the higher prices, the EBITDA margin of 4.2% remained relatively unchanged from the prior year. This is to be expected for the Resin Division as raw material prices are linked to selling prices. As a result of the poor performance of the Pulp and Paper segments, the Chemical Group generated 33% of total Company EBITDA in fiscal 2005, up from 5% in the prior year.

FREE CASH FLOW

$ millions
	2001	2002	2003	2004	2005

Cash flow from operations before
working capital changes	279.8	55.1	40.7	235.4	(12.6)
Net fixed asset additions	(230.8)	(98.9)	(131.8)	(142.7)	(145.0)

	49.0	(43.8)	(91.1)	92.7	(157.6)

Cash flow from operations before working capital changes for the fiscal 2005 was negative $12.6 million, a $248.0 million decline from the comparable period a year ago. The reduced cash flow is due primarily to a $55.0 million decline in proceeds from derivative financial instruments and a $143.4 million decline in EBITDA. Cash components of unusual items, primarily employee severance, reduced cash flow from operations by a further $31.4 million. In the year ago period, the Company had disposed of a substantial portion of its US $ currency contracts to fund the acquisition of three sawmills. For the year ended September 2005, non-cash working capital items used $24.6 million, as compared to $28.6 million used by the same items in the prior year. After allowing for net fixed asset additions of $145.0 million, "free cash flow" for fiscal 2005 was negative $157.6 million versus a positive amount of $92.7 million a year ago. The Company defines free cash flow as "cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions".

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company had set a free cash flow target of $200 million for fiscal 2005. A shortfall in planned EBITDA of approximately $460 million was partially offset by higher than planned proceeds on derivative financial instruments, principally currency contracts. The EBITDA target was based on a resolution of the lumber dispute with the United States and a refund of duties previously deposited. This did not occur in fiscal 2005. The net result was the Company missed its target by $357.6 million. Based on the approved fiscal 2006 budget, the Company's free cash flow will be negative $65 million.

CAPITAL SPENDING

$ millions
	2001	2002	2003	2004	2005

Forest Products	30.1	41.1	30.3	38.8	70.2
Pulp	94.2	40.6	74.3	88.1	62.5
Paper	104.4	10.4	18.5	13.1	11.1
Chemicals and other	2.1	6.8	8.7	2.7	1.2

Net fixed asset additions	230.8	98.9	131.8	142.7	145.0

As a % of sales	8%	3%	4%	4%	4%
As a % of fixed asset depreciation	118%	45%	59%	63%	63%

In response to relatively low EBITDA margins brought on by challenging market conditions, the stronger Canadian $ and continuing export duties on lumber shipped to the US, the Company has limited capital expenditures to mandatory projects and those with high rates of return. In fiscal 2005, net fixed asset additions totalled $145.0 million compared to $142.7 million a year ago. The amount spent was equal to 63% of fixed asset depreciation and 4% of sales, unchanged from the prior year. Significant items in fiscal 2005 include $25.4 million representing the Company's 50% share of capital expenditures relating to the completion of a laminated veneer lumber (LVL) facility in Amos, Quebec. The plant, owned and operated by the Temlam joint venture, is now complete and in start-up. Capital expenditures of $15.4 million were incurred to modernize the Elko, British Columbia sawmill. Project is now complete and benefits will be realized in fiscal 2006. Finally, an amount of $12.1 million was spent on the construction of an anaerobic effluent treatment plant in Temiscaming, Quebec. There remains an amount of $10.0 million to be spent in fiscal 2006. The plant is expected to be operational by the spring of 2006, reducing the sites energy and effluent treatment costs.

Acquisitions and investments

On October 28, 2003, the Company acquired all of the assets of BTLSR Toledo Inc., a custom manufacturer of spray-dried resins located in Toledo, Ohio. The total price paid for the manufacturing assets and the net working capital was $8.5 million in cash. Depending on the financial results of the operation over the five year period following the purchase, the seller may be entitled to additional payments of up to US $3 million. Based on its performance to the end of September 2005, no additional payments to the seller would be required.

MANAGEMENT'S DISCUSSION AND ANALYSIS

On November 3, 2003, the Company acquired the assets and net working capital related to two sawmills located in La Sarre and Senneterre, Quebec, from Nexfor Inc. The purchase price was $59.1 million paid in cash.

On December 15, 2003, the Company acquired the assets and net working capital related to a sawmill located in Chapleau, Ontario, from Weyerhaueser Company Limited. The purchase price was $25.4 million in cash.

On August 4, 2004, the Company exercised its option to acquire the remaining 50% interest in Excel Forest Products, which owned and operated a sawmill located in Opasatika, Ontario, for cash consideration of $6.7 million. The initial 50% interest had been purchased in March 2001.

There were no acquisitions in fiscal 2005.

Financing activities

Net debt to total capitalization was 58.8% at September 2005, an increase from 48.3% at September 2004. The negative free cash flow of $157.6 million combined with unusual items totalling $254.5 million generated the majority of the increase. Debt also increased by $25.0 million in relation to the Company's proportionate (50%) share of the Temlam joint venture debt. As noted previously, the funds were used to construct an LVL facility in Amos, Quebec. A favourable item affecting leverage was the debt reduction of $124.8 million relating to the revaluation of the Company's US $ denominated debt. The Canadian $ ended the 2005 fiscal year at US $0.854, compared to US $0.784 a year ago. The Company's inability to generate positive free cash flow under the current pricing environment and lumber duties limited its ability to reduce financial leverage.

As part of its long-term strategy, the Company has resolved to maintain its percentage of net debt to total capitalization to 40% or less. The objective of the plan is to keep a strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The Company remains committed to this program. As the Company's leverage at September 2005 exceeds its stated goal, the emphasis in the near term will be to maintain relatively high liquidity and limit capital expenditures. Improvement in the pricing levels and EBITDA margins of the Company's main business segments or a satisfactory resolution of the lumber trade dispute, including refund of deposits, will be required before any reduction in financial leverage can be achieved.

Current credit ratings of various agencies on the Company and its significant long-term debt instruments are outlined in the table below.
Dominion	Moody's	Standard
Bond Rating	Investors	& Poor's
Service	Service

B (low)	B3	CCC+

The Company's ratings were reduced during 2005 as the continued low selling prices combined with a stronger Canadian $ and lumber export duties reduced EBITDA margins to very low levels.

MANAGEMENT'S DISCUSSION AND ANALYSIS

LONG-TERM DEBT

$ millions
	2004	2005

Tembec Inc. – non-interest bearing unsecured notes	23.9	23.9
Tembec Industries – US $500 million 8.5% unsecured senior notes	637.6	585.6
Tembec Industries – US $350 million 7.75% unsecured senior notes	446.3	409.9
Tembec Industries – US $350 million 8.625% unsecured senior notes	446.3	409.9
Tembec SAS debt	13.4	11.0
Tembec Envirofinance SAS debt	7.7	12.6
Proportionate share of Marathon debt (50%)	15.5	12.9
Proportionate share of Temlam debt (50%)	7.5	32.5
Other debt	19.2	17.4

	1,617.4	1,515.7

Current portion included in above	9.4	21.3

During the year, the Company's French operations increased, via Tembec Envirofinance SAS, its non-interest bearings loans by $4.9 million (Euro 4.0 million) to assist with the financing of certain capital expenditures being undertaken at the pulp mills.

The Marathon joint venture does not currently meet certain financial covenants on its operating line and its term loan with a syndicate of banks. Discussions with lenders are ongoing and the Company believes it will reach a satisfactory agreement to maintain and extend the credit agreement. There is no recourse to the shareholders on either of these loan facilities.

At the end of September 2005, Tembec had cash, temporary investments and derivative financial instruments of $21.7 million plus unused operating lines of $211.6 million. At the date of the previous audited financial statements, the Company had cash, temporary investments and derivative financial instruments of $206.3 million and unused operating lines of $253.8 million. The Company defines "operating lines" to include loans of various duration which are secured by charges on accounts receivable and/or inventories. Operating lines are used to fund short-term requirements associated with both seasonal and cyclical inventory increases which can occur in the Company's business segments. The Company would not normally draw on the operating lines to fund capital expenditures or normal average working capital requirements. The operating lines are established across multiple entities and jurisdictions to ensure they meet the needs of the various operating units.

The following table summarizes the unused operating lines by major area at the end of the last two fiscal years.

OPERATING LINES–UNUSED

$ millions
	2004	2005

Canadian operations	177.7	161.4
US operations	21.6	6.2
French operations	44.6	34.1
Proportionate share of joint ventures	9.9	9.9

	253.8	211.6

MANAGEMENT'S DISCUSSION AND ANALYSIS

The availability in Canadian operations relates primarily to two separate operating lines. The Company had in place a $140.0 million committed 364-day facility which expired in March 2005. It was replaced by a new three-year committed facility of $150 million. The new facility is secured by receivables and inventory. As at September 2005, the amount available on this facility (borrowing base) was $123.4 million. This availability reduction is normal as inventories are at low levels in September, but increase until March/April due to timber purchases for the Forest Products segment. A second 364-day facility of $100 million expired in June 2005. The facility was replaced with a new three-year committed facility of $200 million. This facility is also secured by receivables and inventory. This amount was fully available at September 2005.

The US operations are supported by a US $20 million three-year operating facility renewable in May 2006. This facility does have maintenance covenants. They are not unduly onerous and were also met despite relatively poor financial performance of the recent years.

The French operations are supported by several mill specific operating lines totalling approximately Euro 38.2 million. These are essentially "demand" type credits with no specific maturity, subject to periodic reviews. There are no maintenance covenants associated with these operating lines, and unlike the Company's other credits, they are secured by receivables only.

The Company has a stated objective of maintaining at least $400 million of liquidity, comprising cash on hand, temporary investments and unused operating lines. As can be seen, liquidity at year-end was $233.3 million, well below our stated objective. As well, the fiscal 2006 budget shows a negative free cash flow projection of $65 million, which will further reduce liquidity. In response to this situation, the Company has set an objective of generating between $100 million and $150 million of additional liquidity during fiscal 2006. These funds will be raised through several initiatives, including but not limited to, selective asset divestitures and the monetization of a portion of the lumber duties currently held on deposit.

The joint ventures maintain their own various operating lines, without recourse to the Company, to meet working capital and liquidity requirements.

COMMON SHARES
millions
	2004	2005

Shares outstanding – opening	85.8	85.9
Issued pursuant to long term incentive plans	0.1	–
Normal course issuer bid repurchases	–	(0.3)

Shares outstanding – ending	85.9	85.6

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table summarizes the Company's quarterly repurchases of common stock over the last two years, pursuant to its normal course issuer bid. The bid was recently extended.

For the period beginning October 19, 2005, and ending October 18, 2006, Tembec is entitled to repurchase up to 4,280,811 common shares.
		2004		2005

	Number of		Number of
	Shares	Average	Shares	Average
	Purchased	Price	Purchased	Price

December quarter	–	–	244,700	7.63
March quarter	–	–	–	–
June quarter	–	–	–	–
September quarter	–	–	–	–

	–	–	244,700	7.63

In fiscal 2004, no shares were purchased under the normal course issuer bid. In fiscal 2005, the Company purchased and cancelled 244,700 shares at a total cost of $1.9 million. As the average price paid was less than the average issue price at September 2004, a purchase discount of $0.5 million was credited to contributed surplus. During the last two fiscal years, the Company's focus on maintaining its liquidity combined with balance sheet leverage exceeding its stated target significantly reduced its ability to repurchase its common shares. This continued focus will likely limit purchases in fiscal 2006 as well.

As to dilution, an additional 4.1 million shares may be issued pursuant to options granted under the Long-Term Incentive Plan (LTIP). The exercise price of the options ranges from $3.46 per share to $17.92 per share with expiry dates from 2006 to 2015. As at September 24, 2005, there were 2.0 million exercisable share options, compared to 2.6 million at the end of the prior year.

Loans to employees of approximately $5.6 million are outstanding under the LTIP on 489,575 shares as at September 25, 2004. This compares to loans of $6.3 million on 552,625 shares at the end of the prior year. The shares are held in trust as collateral for the loans. Effective July 2002, the LTIP was amended and participants are no longer eligible to receive Company loans to purchase shares.

CONTRACTUAL OBLIGATIONS
$ millions
		Within 1	2 – 3	4 – 5	After 5
	Total	year	years	years	years

FISCAL 2004
Long-term debt	1,617.4	9.4	29.4	458.2	1,120.4
Interest on long-term debt	806.3	129.4	257.3	255.8	163.8
Operating leases	25.8	9.3	8.2	3.3	5.0
Purchase obligations	258.2	124.3	85.5	38.4	10.0
Balance of price – acquisition	8.9	1.2	2.6	3.4	1.7

	2,716.6	273.6	383.0	759.1	1,300.9

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTRACTUAL OBLIGATIONS

$ millions
		Within 1	2 – 3	4 – 5	After 5
	Total	year	years	years	years

FISCAL 2005
Long-term debt	1,515.7	21.3	14.0	456.2	1,024.2
Interest on long-term debt	636.3	121.2	240.7	203.4	71.0
Operating leases	27.5	8.6	8.1	4.6	6.2
Purchase obligations	292.1	114.4	83.3	55.6	38.8
Balance of price – acquisition	7.7	1.4	3.4	2.9	–

	2,479.3	266.9	349.5	722.7	1,140.2

The table shows the Company's contractual obligations as at September 2004 and 2005. The Company has long-term debt with contractual maturities and applicable interest as described in note 9 of the audited consolidated financial statements. The operating lease obligations relate primarily to property and equipment rentals entered into in the normal course of business. Purchase obligations relate to ongoing normal commercial commitments to purchase timber, wood chips, energy, chemicals and other operating inputs. They also include outstanding obligations relating to capital expenditures. Finally, the balance of price obligation represents the Company's proportionate (50%) share of the balance payable by the Temlam joint venture to the previous owners of Jager Building Systems pursuant to its acquisition by Temlam in August 2001.

QUARTERLY FINANCIAL INFORMATION

$ millions, except per share amounts
		2004				2005
	Dec. 27	Mar. 27	June 26	Sept. 25	Dec. 26	Mar. 26	June 25	Sept. 24

Sales	766.3	887.2	1,030.0	981.3	888.8	904.1	957.9	834.2

EBITDA	(9.8)	2.5	91.2	84.6	(14.2)	15.6	27.5	(3.8)

Operating earnings (loss)	(67.5)	(94.9)	32.6	17.0	(94.2)	(47.4)	(167.0)	(164.5)

Net earnings (loss)	52.1	(93.2)	(12.6)	90.7	(0.7)	(26.2)	(142.5)	(134.9)
Net earnings (loss) per share:
Basic	0.61	(1.09)	(0.15)	1.06	(0.01)	(0.31)	(1.66)	(1.58)
Fully diluted	0.61	(1.09)	(0.15)	1.06	(0.01)	(0.31)	(1.68)	(1.58)

Cash flow per share (1)	1.49	(0.15)	1.00	0.40	(0.30)	0.21	(0.13)	0.07

(1) Before changes in non-cash working capital items

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fourth quarter analysis

The Company reported a net loss of $134.9 million or $1.58 per share in the fourth quarter ended September 24, 2005 compared to net earnings of $90.7 million or $1.06 per share in the same quarter of fiscal 2004. The weighted average number of common shares outstanding was 85.6 million, a small decrease from 85.9 million in the same quarter of the prior year.

The Company generated negative EBITDA of $3.8 million on sales of $834.2 million compared to EBITDA of $ 84.6 million on sales of $981.3 million in September 2004 quarter. The decrease in sales of $147.1 million was due primarily to lower selling prices and volumes in Forest Products and lower selling prices in Pulp. Effective Canadian $ prices were also negatively impacted by a stronger Canadian $, which averaged US $0.831, an increase of 9% over US $0.763 in the same quarter of the prior year. The $88.4 million decline in EBITDA was driven by the lower selling prices for Forest Products and Pulp.

During the September 2005 quarter, the Company recognized an impairment charge of $3.6 million relating to the Mattawa, Ontario specialty sawmill. The charge to income was included in depreciation and amortization expense.

During the September 2004 quarter, the Company recorded a non-cash charge of $9.8 million relating to the write-down of a newsprint machine at the Kapuskasing, Ontario, paper mill. The machine has been idle since February 2004 and based on the relatively difficult market conditions it was deemed unlikely that the newsprint machine would be restarted. The charge includes the complete write-down of the machine's net book value and related spare parts. The after-tax impact was $6.6 million or $0.08 per share.

During the September 2005 quarter, as a result of the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana, papermill, the Company recorded a non-cash charge of $37.5 million relating to the reduction of the carrying value of fixed assets and a charge of $2.3 million relating to the reduction of the carrying value of other related assets. Employee severance and other closure costs amounting to $5.2 million were also recorded. The restructuring of operations at St. Francisville is expected to improve profitability by approximately US $17 million per year, based on fiscal 2005 costs. Also during the September 2005 quarter, the Company recorded a non-cash charge of $30.0 million relating to the reduction of the carrying value of a dismantled pulp machine and a dismantled paper machine. The machines had been acquired to possibly be installed at the Company's existing facilities. However, the relatively poor markets of the last several years combined with the Company's requirement to limit CAPEX have led to uncertainty regarding the ultimate disposition of this equipment. Finally, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to its hardwood flooring and its newsprint business. As a result, goodwill impairment charges of $1.5 and $21.6 million respectively were recorded. The after-tax effect of these charges was $87.5 million or $1.02 per share. The following table summarizes the impact of each item:
					$ millions

		Severance
	Reduction	& Other
	of Carrying	Closure	Total	Tax	Net
	Values	Costs	Pre-Tax	Recovery	After-tax

St. Francisville papermill	39.8	5.2	45.0	–	45.0
Dismantled machines	30.0	–	30.0	(10.2)	19.8
Goodwill impairment	23.1	–	23.1	(0.4)	22.7

	92.9	5.2	98.1	(10.6)	87.5

MANAGEMENT'S DISCUSSION AND ANALYSIS

At the end of fiscal 2005, the Company had disbursed $12.6 million in relation to severance and other closure costs. A balance of $18.8 million remains and is expected to be disbursed in the next fiscal year.

During the September 2005 quarter, the Company recorded a gain of $73.6 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.811 to US $0.854. In the comparable period a year ago, the Canadian $ had increased from US $0.741 to US $0.784, and the Company had recorded a gain of $90.4 million. The after-tax impact of the gain on translation of foreign denominated debt was $61.3 million or $0.72 per share as compared to the prior year after-tax gain of $75.8 million or $0.88 per share.

The fourth quarter 2005 interim MD&A issued on November 17, 2005 provides a more extensive analysis of items having impacted the Company's financial results.

Summary of quarterly results

On a quarterly basis, sales have benefited from improvements in US $ reference prices for lumber, pulp and paper over the last two years. However, much of the benefit was offset by a strengthening Canadian $ compared to the US $, increasing from an average of US $0.759 in the first quarter of fiscal 2004 to US $0.831 in the fourth quarter of fiscal 2005, a 9% increase. As a result, except for the last two quarters of fiscal 2004, the Company has generated marginal levels of EBITDA.

The Company's financial performance and that of its Forest Products segment for the last eight quarters were negatively impacted by substantial export duties on lumber shipped to the US. Total amount incurred over the last two years was $200.8 million, an amount greater than the total reported EBITDA of $193.6 million.

During the March 2004 quarter, the Company recorded a non-cash charge of $36.8 million relating to the write-down of its investment in the Gaspesia Papers Limited Partnership. The charge is the result of a decision to halt work on the modernization project and seek creditor protection. The charge includes the write-down of the original investment of $35.0 million and a provision of $1.8 million for the non-recovery of expenses incurred as part of service agreements with Gaspesia Papers Limited Partnership. As the majority of the unusual charge is a capital loss, the after-tax impact was $36.2 million or $0.42 per share.

During the September 2004 quarter, the Company recorded a non-cash charge of $9.8 million relating to the write-down of a newsprint machine at the Kapuskasing, Ontario paper mill. The machine has been idle since February 2004 and based on the relatively difficult market conditions it was deemed unlikely that the newsprint machine would be restarted. The charge includes the complete write-down of the machine's net book value and related spare parts. The after-tax impact of the unusual charge was $6.6 million or $0.08 per share.

During the December 2004 quarter, the Company recorded an unusual charge of $20.3 million relating to the restructuring of its Ontario sawmill operations. The amount included a non-cash charge of $15.5 million relating to the reduction of the carrying value of the Kirkland Lake and Opasatika sawmills. Employee severance and other closure costs amounting to $4.8 million were also recorded. The after-tax effect of the unusual charge was $14.2 million or $0.17 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS

During the June 2005 quarter, the Company recorded an unusual charge of $136.1 million relating to the closure of several facilities. These included an SPF lumber sawmill in La Sarre, Quebec; a hardwood and pine sawmill in Davidson, Quebec; a hardwood sawmill in Temiscaming, Quebec; a lumber remanufacturing facility in Brantford, Ontario, and the Saint-Raymond, Quebec papermill. The after-tax impact was $91.7 million or $1.07 per share. The following table summarizes the impact by facility:
					$ millions

		Severance
	Reduction	& Other
	of Carrying	Closure	Total	Tax	Net
	Values	Costs	Pre-Tax	Recovery	After-tax

La Sarre sawmill	15.2	6.1	21.3	(7.2)	14.1
Davidson sawmill	5.7	4.0	9.7	(3.3)	6.4
Temiscaming sawmill	–	0.3	0.3	(0.1)	0.2
Brantford reman	3.2	0.9	4.1	(1.4)	2.7
Saint-Raymond papermill	90.6	10.1	100.7	(32.4)	68.3

	114.7	21.4	136.1	(44.4)	91.7

During the September 2005 quarter, as a result of the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana, papermill, the Company recorded a non-cash charge of $37.5 million relating to the reduction of the carrying value of fixed assets and a charge of $2.3 million relating the reduction of the carrying value of other related assets. Employee severance and other closure costs amounting to $5.2 million were also recorded. The restructuring of operations at St. Francisville is expected to improve profitability by approximately US $17 million per year, based on fiscal 2005 costs. Also during the September 2005 quarter, the Company recorded a non-cash charge of $30.0 million relating to the reduction of the carrying value of a dismantled pulp machine and a dismantled paper machine. The machines had been acquired to be possibly installed at the Company's existing facilities. However, the relatively poor markets of the last several years combined with the Company's requirement to limit CAPEX has led to uncertainty regarding the ultimate disposition of this equipment. Finally, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to its hardwood flooring and its newsprint business. As a result, a goodwill impairment charge of $1.5 and $21.6 million respectively was recorded. The after-tax effect of these charges was $87.5 million or $1.02 per share. The following table summarizes the impact of each item:
					$ millions

		Severance
	Reduction	& Other
	of Carrying	Closure	Total	Tax	Net
	Values	Costs	Pre-Tax	Recovery	After-tax

St. Francisville papermill	39.8	5.2	45.0	–	45.0
Dismantled machines	30.0	–	30.0	(10.2)	19.8
Goodwill impairment	23.1	–	23.1	(0.4)	22.7

	92.9	5.2	98.1	(10.6)	87.5

MANAGEMENT'S DISCUSSION AND ANALYSIS

While the stronger Canadian $ reduced EBITDA, the Company realized significant gains on its derivative financial instruments, primarily US $ foreign exchange contracts. Over the last eight quarters, the Company has recorded $382.1 million of realized and amortized gains on derivative financial instruments, an amount greater than the $267.1 million of interest on indebtedness incurred during the same period.

The Company also recorded a gain of $218.3 million on the translation of its US $ denominated debt over the last two years. However, the impact of the quarterly translation gains and losses added considerable volatility to the results, with the impact ranging from a gain of $90.4 million in the September 2004 quarter to a loss of $38.5 million in the June 2004 quarter.

FISCAL 2004 COMPARED TO FISCAL 2003
$ million, unless otherwise noted
	2003	2004

Sales	3,346.1	3,664.8

EBITDA	74.8	168.5

Operating loss	(173.8)	(112.8)

Net earning (loss)	11.4	37.0

Net earnings (loss) per share	0.13	0.43

Diluted earnings (loss) per share	0.13	0.43

Total assets (at end of year)	3,818.8	3,921.9

Total long-term debt(1) (at end of year)	1,727.6	1,617.4

(1) Includes current portion

The increase in consolidated gross sales of $318.7 million in 2004 was due primarily to higher selling prices and shipment in the Forest Products segment.

In fiscal 2003, the Company absorbed unusual item charges of $18.4 million relating to reduced fixed asset carrying values and goodwill impairment. The after-tax impact was $17.5 million or $0.21 per share. In fiscal 2004, the Company absorbed unusual item charges of $46.6 million relating to reduced fixed asset and investment carrying values. The after-tax impact was $42.8 million or $0.50 per share.

Interest, foreign exchange and other items totalled to a credit amount of $99.0 million in fiscal 2004 as compared to a charge of $118.0 million in fiscal 2003. In fiscal 2004, the Company had realized and amortized derivative financial instrument gains of $233.9 million, an increase of $170.6 million over gains of $63.3 million recorded in the prior year.

The Company also realized an investment gain of $22.7 million or the sale of an investment in shares of a Canadian publicly-traded forest products company.

During fiscal 2004, the Company recorded a gain of $93.5 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.739 to US $0.784. In the prior fiscal year, the Canadian $ had increased from US $0.634 to US $0.739 and the Company had recorded a gain of $263.9 million. The after-tax impact of the gain on translation of foreign-denominated debt was $78.4 million or $0.91 per share as compared to the prior year after-tax gain of $221.0 million or $2.56 per share.

For the year ended September 25, 2004, the Company generated net earnings of $37.0 million or $0.43 per share compares to net earnings of $11.4 million or $0.13 per share in fiscal 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Risks and uncertainties

Product prices

Our financial performance is dependent on the selling prices of our products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses.

Based on 2006 planned sales volumes, the following table illustrates the approximate annual impact of changes to average Canadian $ selling prices on after-tax earnings.
SELLING PRICE SENSITIVITY		Average
	Impact on	selling
	after-tax	prices ($)
	earnings	4th Quarter –
	($ millions)	2005

Pulp – $25/tonne	35.8	650
Papers – $25/tonne	17.4	927
SPF lumber – $10/mfbm	10.5	436

The Company's strategy is to mitigate price volatility by maintaining operations in three core sectors, namely wood products, pulp and paper; maintaining low cost, high quality flexible production facilities; establishing and developing long-term relationships with its customers; developing specialty niche products where possible. In addition, the Company may periodically purchase lumber, pulp and newsprint price hedges to mitigate the impact of price volatility. At September 24, 2005, the Company held lumber futures equal to approximately 0.5% of its annual SPF lumber capacity. The fair value of the contracts was nil. At September 25, 2004, the Company held lumber futures equal to approximately 7% of its capacity, the fair value of which was $5.8 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Foreign exchange

Our revenues for most of our products are affected by fluctuations in the relative exchange rates of the Canadian $, the US $ and the Euro. The prices for many of our products, including those we sell in Canada and Europe are generally driven by US $ reference prices of similar products. We generate approximately US $2.2 billion of US $ denominated sales annually from our Canadian and European operations. As a result, any decrease in the value of the US $ relative to the Canadian $ and the Euro reduces the amount of revenues we realize on our sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit's relative cost position when compared to competing manufacturing sites in other currency jurisdictions. This could result in the unit's inability to maintain its operations during periods of low prices and/or demand.

Based on 2006, planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US $ versus the Canadian $ and the Euro. For illustrative purposes, we have assumed an increase of 1% in the value of the US $. A decrease would have the opposite effects of those shown below.
FOREIGN EXCHANGE SENSITIVITY
$ millions

Increase EBITDA	27.1
Increase interest expense	(1.2)

Increase cash flow	25.9
Loss on US $ debt translation	(14.8)

Pre-tax earnings	11.1
Tax provision	(6.0)

Net earnings	5.1

As can be seen, interest expense on the Company's US $ denominated debt provides only a small offset to its total US $ exposure. To further reduce the impact of fluctuations in the value of the US $, the Company has adopted a policy of hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. At September 24, 2005, the Company held US $ foreign exchange contracts totalling US $10.8 million with a fair value of $0.2 million. This compares to September 25, 2004, when the Company held US $ foreign exchange contracts totalling US $348.9 million with a fair value of $104.9 million. The Company's derivative financial holdings at the end of fiscal 2005 are disclosed in note 22 of the audited consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Operational Risks

The manufacturing activities conducted by our operations are subject to a number of risks including availability and price of fibre, competitive prices for purchased energy, a productive and reliable workforce, compliance with environmental regulations, maintenance and replacement/upgrade of process equipment to manufacture competitive quality products and the requirement to operate the manufacturing facilities at high rates of utilization and efficiency to maintain a competitive cost structure.

Fibre represents the Company's major raw material in the production of wood products, pulp and paper. In Canada, virgin fibre or timber is sourced primarily by agreements with provincial governments. The agreements are granted for various terms from five to 25 years and are generally subject to regular renewals every five years. The agreements incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal, as well as cooperation with other forest users. In addition, the Company has undertaken, on a voluntary basis, to have its timber harvesting certified by the Forest Stewardship Council (FSC). The Company expects the agreements to be extended as they come up for renewal. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim Aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. The Company has taken a proactive approach to enhance the economic participation of the First Nations in its operations wherever feasible. The Company's operations in the United States and France source their fibre requirements from various private sources, primarily through long-term supply arrangements. The Company also purchases approximately 105,000 tonnes per year of recycled waste fibre. To mitigate the impact of price fluctuations, the Company periodically purchases ONP hedges. At September 24, 2005, the Company held hedges relating to ONP representing approximately 3% of its annual recycled fibre purchases. The fair value of these instruments was nil. At the end of the prior year, the Company held hedges relating to ONP representing approximately 21% of its annual recycled fibre purchases, with a fair value of $0.4 million.

Energy is an important component of mill costs, especially for high-yield pulp mills, newsprint and paper mills. In 2005, we purchased approximately $319 million of energy, 60% of which was electricity. Electrical purchases are made primarily from large public utilities, at rates set by regulating bodies. In certain jurisdictions, electricity is deregulated which can lead to greater price volatility. To mitigate the effect of price fluctuations on its financial performance, the Company employs several tactics, including the securing of longer-term supply agreements, the purchase of derivative financial instruments and operational curtailments in periods of high prices (load shedding). At September 24, 2005, the Company did not hold any derivative financial instruments relating to purchased electricity.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fossil fuels, primarily natural gas, are purchased at market rates. The Company purchases derivative financial instruments to hedge its exposure. At September 24, 2005, the Company had natural gas hedges covering approximately 7% of its anticipated requirements for the next year. The fair value of these instruments was $5.6 million. This compared to the end of the prior year when the Company had natural gas hedges covering approximately 25% of its anticipated requirements for the next two years. The fair value of these instruments was $3.2 million.

Nearly all the Company's manufacturing units have a unionized workforce. Over the past 30 years, the Company has successfully negotiated new collective agreements in nearly all instances, with very few work stoppages. At many of the Company's facilities, as well as those of the North American industry as a whole, we have seen reductions in employment levels following technological and process improvements resulting in a workforce with more years of service. This increases the relative costs of pensions and benefits. At September 2005, the Company had approximately 6,600 hourly paid employees, nearly all of which are covered by collective bargaining agreements. At the end of September 24, 2005, there were seven agreements covering 1,388 employees that had expired and were under active negotiations. During fiscal 2006, a total of 17 agreements covering 2,053 employees will expire. The remaining contracts expire at various dates to August 2011. The Company anticipates it will reach satisfactory agreements on contracts currently under active negotiations and those expiring in the future.

The Company's operations are subject to industry specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices, and site remediation. The Company has made significant progress in reducing the environmental impact of its operations over the last 15 years. This has occurred as a result of changes in manufacturing processes, the installation of specialized equipment to treat/eliminate the materials being discharged and the implementation of standardized practices such as ISO 14001.

The production of pulp and paper products is capital intensive. The Company estimates it must spend approximately $100 million per year on capital expenditures to avoid degradation of its current operations.

Because of the relatively high fixed cost component of certain manufacturing processes, especially in pulp and paper, the operations are 24/7 with target efficiency in the 80-85% range. Failure to operate at these levels jeopardizes the continued existence of a mill. Producers are forced to operate the facilities at "full" rate even when demand is not sufficient to absorb all of the output. This can lead to over-supply and lower prices, further increasing the inherent cyclicality of the industry.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Trade restrictions /Lumber export duties

The Company's manufacturing operations are located primarily in Canada. However sales into the Canadian market represented only 20% of consolidated sales in 2005. As such, the Company's financial results are highly dependant on its ability to sell its products into the "export" markets. Tariffs and trade barriers that reduce or prohibit the movement of our products across international borders constitute an ongoing risk. The current dispute between Canada and the United States over softwood lumber is a case in point. The United States Department of Commerce initially assessed the Company with aggregate countervailing and antidumping duties at an average rate of 29%. The combined rate was subsequently reduced to 25.47% in February 2005. The Company has made the required cash deposits on its exports of softwood lumber to the US. The final outcome of the dispute is not known at this time.

Financial risks/Debt service

The Company currently has a non-investment grade rating of CCC+/B3/B (low). The ratings reflect the relatively high use of debt combined with periods of reduced operating earning due to the cyclicality of its three principal business segments. Of the total long-term debt of $1.5 billion, 94% relates to US $ denominated high-yield "Senior Notes". The annual interest coupon on the high-yield debt ranges between 7.75% and 8.625%, generating an annual expense of US $100 million. The Senior Notes do not require periodic payments for principal amortization. Since the entire principal amount becomes due on the maturity dates of the Senior Notes, it is unlikely that the Company will have the required funds to repay the principal due. The Company will require access to the public or private debt markets to issue new notes or debt instruments to replace or partially replace the Senior Notes prior to their stated maturity dates. The nearest maturity relates to the 8.625% US $350 million Senior Notes maturing in June 2009. The Company's objective is to reduce its leverage and improve its credit ratings prior to the refinancing of the aforementioned Senior Notes.

Growth strategy/Acquisition

The Company has a publicly stated objective of growing its operations. Based on past experience, a significant portion of this growth will likely occur through acquisitions and other forms of business combinations. The ability to properly evaluate the fair value of acquisitions, to successfully integrate them into our current business operations and to realize the projected profits and returns are inherent risks related to acquisitions. The Company has gained significant expertise in evaluating businesses, performing due diligence and integrating new businesses. We believe the industry consolidation of the recent years will continue and that "size" will be required to effectively compete in the global forest products industry.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Outlook

Forest products

In last year's MD&A, we indicated that we expected a refund of lumber duties deposited and a satisfactory resolution to the long running dispute. This did not occur in fiscal 2005. While Canadian lumber producers made significant progress in improving their relative position via various legal challenges, it has not been possible to convince US authorities to respect their legal obligations as set out by the North American Free Trade Agreement (NAFTA). The $310.3 million of duties charged since May 22, 2002, including $89.4 million in fiscal 2005, have negatively impacted the Company's reported financial results. Although we remain optimistic that a solution could occur in fiscal 2006, we will manage our business on the basis that the duties will continue to be paid throughout the year, albeit on a reduced basis due to a lower antidumping rate expected to be effective in December 2005. As for lumber markets, we were correct in our view that pricing in fiscal 2005 would not be as strong as in the prior year.

The weaker US $ also negatively impacted Canadian producers by increasing their relative cost position. In response to this challenging environment and anticipated reductions in future allowable timber harvesting levels, the Company restructured its Eastern Canadian SPF sawmill operations. This resulted in the permanent closure of three sawmills. Although total production was reduced by approximately 100 million fbm, the remaining sawmills will be 21% larger on average. The restructuring is expected to yield annual cost savings of approximately $30 million beginning in fiscal 2006. Our view on lumber markets is relatively cautious. Housing starts in North America are currently running at a record pace and we would expect a reduction to more normal levels at some point in the future. As well, the beetle infestation in British Columbia and wider access to timberlands in the US is leading to increased lumber production in the near and medium term.

Pulp

Twelve months ago, we expressed a view that US $ reference prices would exceed US $700 per tonne (NBSK – North America) by early calendar 2005. Although we did see a gradual improvement, prices actually peaked at US $680 per tonne in the February – April 2005 period. We had identified a few risks associated with our outlook, including the requirement for a stronger printing and writing paper business to support the market pulp business. This did not occur in fiscal 2005. As well, for the third consecutive year, we saw the benefit of higher US$ reference prices for pulp largely offset by a stronger Canadian $ and Euro. As at September 2005, the benchmark price for NBSK stood at US $620 per tonne. Given the current weakness of the US $ versus the Canadian $ and the Euro, we view this as an unsustainable price for many producers, particularly those in Eastern Canada where fibre availability and cost remain challenging. Going forward, we anticipate prices to increase to the US $675-700 range in fiscal 2006. If demand is not sufficient to increase prices, we believe a combination of permanent and temporary curtailments will occur, ultimately yielding the same result. On a longer-term basis, the reduced softwood fibre availability in Eastern Canada will require that a few pulp mills be permanently shut. The Company is confident that past and planned future improvements at the Temiscaming, Smooth Rock Falls and Marathon pulp mills will ensure their continued operation. However, their fibre costs and margins will continue to be under pressure until the rationalization occurs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Paper

Our view of the newsprint market in fiscal 2005 turned out to be absolutely correct. Price increases, from US $550 per tonne in September 2004 to US $615 per tonne in September 2005, were driven primarily by the stronger Canadian $ and its negative impact on the relative cost position of Canadian newsprint producers. Faced with a continued decline in demand, producers continued to reduce production capacity. In February 2004, the Company reduced its capacity by 70,000 tonnes or approximately 12% when it idled PM No.1 at the Kapuskasing newsprint mill. Our view on newsprint is one of modest improvement. At some point, the decline in North American demand should cease, allowing producers to take a pause on capacity reduction. As well, the relatively strong Canadian $ will continue to put upward pressure on prices. The Company has an opportunity to greatly improve its financial performance if satisfactory electricity pricing in Ontario can be achieved. The Kapuskasing newsprint operation, which remains EBITDA positive because of higher efficiencies in all areas except purchased energy, continues to pay $20 million to $30 million more per year for electricity than would be charged in other Canadian provinces. Industry in Ontario effectively subsidizes individual consumers. At some point, economics will prevail over politics, although there is no assurance this will occur in the near term.

Our view of coated papers in fiscal 2005 was also correct. The benchmark price (No. 5 – 40 lbs) increased by US $140 per short tonne reaching US $880 per short tonne. This actually represented a return to more historical levels after a very low pricing period in 2003 and 2004. Unlike our other businesses, which are primarily based in Canada and Europe, our coated paper manufacturing is based in the US. As such, the weaker US $ improves our relative cost position versus non-US producers, which normally leads to better pricing. At current levels, we would not expect any significant price increases in fiscal 2006. The US $ has appreciated versus the Euro in the last six months, which will allow imports to be more competitive versus domestic producers. However, higher fossil fuel costs, which are a global phenomenon, will help harden the resolve of producers to maintain or improve pricing. Our efforts in 2006 will be directed at improving the St. Francisville operation by reducing its costs and increasing coated paper production by 10%.

Summary

In summary, the financial results of 2005 fell short of our expectations. Our view of pricing was reasonably accurate but we had not foreseen the weakness of the US $. We had also expected that the softwood lumber dispute would have been resolved by now, leading to a substantial refund of previous deposits and significantly improved cash flow going forward. The Company, like its competitors, is facing higher costs for energy. The pass-through of these costs has proven challenging in light of relatively weak demand in certain areas. The Company remains focused on generating between $100 million and $150 million of liquidity via several initiatives in fiscal 2006 and is confident it will achieve this goal. The potential resolution of the softwood lumber battle and the refund of deposits will be a key determinant of financial performance in fiscal 2006.

Additional information

Additional information relating to Tembec, including the Annual Information Form, can be found on SEDAR at www.sedar.com and on the Company's website at www.tembec.com